January 11, 2006

VIA FACSIMILE: (202) 772-9209

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Charito A. Mittelman

Re: KBS Real Estate Investment Trust, Inc.

Registration Statement on Form S-11

File No. 333-126087

Ladies and Gentlemen:

KBS Real Estate Investment Trust, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 P.M. on January 13, 2006, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rob Bergdolt of DLA Piper Rudnick Gray Cary US LLP with any questions or comments at (919) 786-2002. Thank you for your assistance with this filing.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:	/S/ CHARLES J. SCHREIBER, JR.
Name:	Charles J. Schreiber, Jr.
Title:	Chief Executive Officer